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                             January 3, 2023

       Diamantis Andriotis
       Chief Executive Officer
       C3is Inc.
       331 Kifissias Avenue
       Erithrea 14561
       Athens, Greece

                                                        Re: C3is Inc.
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted on
December 7, 2022
                                                            CIK No. 0001951067

       Dear Diamantis Andriotis:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form F-1

       Cover Page

   1. On your cover page, please disclose the voting rights of the registrant's common stock, and the voting rights
of the Series A Convertible Preferred Stock to be held by Imperial
                                                        Petroleum.

       Questions and Answers About the Spin-off Distribution, page 4

   2. We note your disclosure that warrantholders of Imperial Petroleum will receive one C3is common share for each
share of Imperial Petroleum common stock that they have the
 Diamantis Andriotis
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         right to purchase pursuant to the warrants. Please revise to clarify whether such distribution is required by the terms of the warrants.
Prospectus Summary
Market Opportunity, page 10

3. We note your disclosure that the market outlook is heavily supported by new regulations.
         Please revise to clarify the impact on this registrant.
Summary Financial and Other Data, page 21

4. We note your presentation of the non-GAAP measure charter equivalent revenues. Given that this measure reduces your reported revenue by a non-revenue line item, explain to us your basis for presenting and labelling this as a measure of revenue. In addition, tell us how you considered the presentation of the reconciliation for this non-GAAP measure to the most directly comparable GAAP measure, i.e. gross margin that includes depreciation, depletion and amortization. See Item 10(e)(1)(i)(B) of Regulation S-K. Risk Factors
Global economic conditions may continue to negatively impact the dry bulk shipping industry, page 24

5. We note your disclosure that you conduct a substantial portion of your business in China or with Chinese counterparties. Please tell us whether the majority of your operations are in China.
Inflation could adversely affect our business and financial results, page 40

6. You state that you "have experienced increased costs for crew, spares, and stores, which
         [you] currently expect to continue into 2023." Under "Inflation" at page 63, you state that
         "To date inflation has had a moderate impact on our operating expenses, dry-docking expenses and corporate overhead." Please expand your disclosures to identify the principal factors contributing to the inflationary pressures the company has experienced and to clarify the resulting impact to the company.
7. Similarly, please update your disclosure to identify actions planned or taken, if any, to mitigate inflationary pressures.
If our common shares do not meet the Nasdaq Capital Market's minimum share price requirement..., page 52

8. We note your disclosure regarding the risk that your common shares could be delisted.
         We also note that Imperial Petroleum Inc. has disclosed that its common stock does not meet the Nasdaq Capital Market's minimum share price requirement, and may be delisted if Imperial Petroleum cannot cure such deficiency within the prescribed timeframe.
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         Please include such information in your risk factor disclosure, or tell us why you do not believe such information is material.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 66

9. We note that in August 2022 you repaid the entire $6.8 million of debt outstanding at June
         30, 2022. Please revise to explain whether this was accomplished with the use of internal or external sources of funding and if the payment involved related parties, as applicable.
10. You disclose that you believe working capital is sufficient for your short-term liquidity requirements. Please revise to separately disclose your plans and your ability to generate and obtain adequate amounts of cash in the long-term. Please refer to
Item 303(b)(1) of
         Regulation S-K.
11. We refer you to your discussion of net cash provided by operations on page 67. Please provide an enhanced analysis that explains the impact from the balance with the related party, which has materially reduced operating cash flows by $4,061,422 for the period ending December 31, 2021 and $2,113,105 for the six-month period ended June 30, 2022.
          Disclose if the trend with the manager, Brave Maritime, is expected to continue and if it is reasonably likely to result in your liquidity increasing or decreasing in any material way. We refer you to Item 303(b)(1)(i) of Regulation S-K.
3. Pro Forma Adjustments, page 74

12.      We refer you to note 3.(c). Please disclose the method used to determine these
         predecessor financial statements reflect all of the costs of doing business and the method
         of allocating common expenses along with management   s assertion that
the method used
         is reasonable. We refer you to Questions 1 and 2 of SAB Topic 1.B.
13. We refer you to note 3.(e). Revise to include the pro forma basic and diluted per share and the number of shares used to calculate such per share amounts on the face of the pro forma condensed statement of comprehensive income in accordance with
Article 11-
         02(a)(9) of Regulation S-X. Include the disclosure requirements in ASC 260-10-50.
Background and Purpose of the Spin-Off Distribution, page 76

14. We note your disclosure here and on pages 4 and 16 that since the Spin-Off Distribution will result in two "pure play" companies, Imperial Petroleum and the Company expect that the Spin-Off Distribution will result in an increase of shareholder value if the aggregate trading value of the two separate entities exceeds that of the trading value of
         Imperial Petroleum before the Spin-Off Distribution, "as historical trends suggest." We also note that you state that the Imperial Petroleum board of directors "received presentations from its financial advisor that noted the foregoing trends and information."
         If you retain these assertions, provide us with support for, and revise to further
 Diamantis Andriotis
C3is Inc.
January 3, 2023
Page 4
       explain your reference to, the "historical trends." Also clarify the extent to which the expectations of C3is and Imperial Petroleum were based on the presentations.
15. Please revise to clarify the role of the financial advisor referenced on page 76. In addition, please disclose how the terms for the Series A Convertible Preferred Stock were determined.
Business
Environmental and other Regulations, page 81

16. We note your disclosure on page 82 that you currently have no committed capital expenditure obligations or plans for the installation of scrubbers on your vessels. Please revise to provide related risk factor disclosure.
Management, page 93

17. We note your disclosure that Nina Pyndiah is expected to be appointed as Chief Financial
       Officer at the effective time of the registration statement. However, we also note that it is anticipated that Ms. Pyndiah will sign the registration statement as the principal financial officer and principal accounting officer. Please reconcile or advise. You may contact Brian McAllister, Staff Accountant, at (202) 551-3341 or
Craig
Arakawa, Accounting Branch Chief, at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact Timothy S. Levenberg,
Special Counsel, at (202) 551-3707 or Laura Nicholson, Special Counsel, at
(202) 551-3584 with
any other questions.



                                                              Sincerely,
FirstName LastNameDiamantis Andriotis
                                                              Division of
Corporation Finance
Comapany NameC3is Inc.
                                                              Office of Energy
& Transportation
January 3, 2023 Page 4
cc:       Finn Murphy, Esq., of Goodwin Procter LLP
FirstName LastName